EXHIBIT 99.1

Tanzanian Royalty Announces Shelf Registration Statement Declared Effective

TORONTO, Sept. 10, 2018 (GLOBE NEWSWIRE) -- Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company') is pleased to announce that its shelf registration statement on Form F-3 was declared effective by the Securities and Exchange Commission (SEC).  The company plans to utilize this shelf registration to conduct additional infill drilling as recommended by our engineers on page 29 of the recently released amended 43-101. This gold drilling program seeks to upgrade listed inferred resources into higher categories of indicated or measured, this material once upgraded can be included in our totals for the open pit in the future definitive feasibility study.  This gold drilling program will also include additional testing and delineation of the mineralization below the bottom of the open pit which is currently open in all directions. This deep underground potential available on the Buckreef project can be viewed in cross section in the amended 43-101 page number 105. The drill program comprised of the infill drilling as well as continued definition and testing at depth of the underground potential are accretive in nature and will solidly position the company to begin work on the definitive feasibility study. This shelf registration statement will allow the Company to raise up to US$15 million through the sale of securities, which may consist of common shares or warrants, or a combination thereof, in one or more offerings in the future.  Specific terms and prices of any offering will be determined at the time of such offering and included in a prospectus supplement to be filed with the SEC. While the company has put this shelf registration in place it has no obligation or requirement to use it and will continue to seek the best funding options available.

James E. Sinclair
Executive Chairman

For further information, please contact Michael Martin, Investor Relations at 1-860-249-0999.

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Pre-Feasibility Study on Buckreef.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company’s Annual Information  Form, Form 20-F dated March 16, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

CONNECTICUT OFFICE:
PO Box 577
Sherman, CT
U.S.A.   06784
Fax: (860) 799-0350
investors@TanzanianRoyalty.com

TORONTO OFFICE:
82 Richmond Street East
Suite 208
Toronto, Ontario M5C 1P1
Toll Free (844) 364-1830
www.TanzanianRoyaltyExploration.com